MAIL STOP 3561
      April 20, 2006

Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Ste. 3630
Boston, MA 02108

      Re:	Harbor Acquisition Corporation
   Amendment No. 7 to Registration Statement on
   Form S-1
   Filed April 14, 2006
   File No. 333-126300

Dear Mr. Hanks,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one of our letter dated April
13,
2006. You respond that no offer or sale has occurred and as such no investment decision has been made. If that is the case, please revise the document to remove the presumption that the warrant placement will take place. All disclosure, including that in the financial statements, that presumes the warrant placement will take place should be revised accordingly.

2. The fee table indicates that you are registering both the warrants and shares underlying such warrants that are part of your warrant placement for which no investment decision has yet been made. It would appear that this is structured as a directed warrant program.
If so, please revise accordingly, if not, advise.

Prospectus Summary, page 1

3. We note here and in your Item 101 of Regulation S-K disclosure that you define middle market companies as those with an "enterprise value" between $40 and $300 million. Please revise to define your use of the term "enterprise value" and how that is different than the fair market value of a company. Explain the benefits of using the noted value determination over other value measures.

Use of Proceeds, page 20

4. We note your response to comment six of our letter dated April
13,
2006. Please revise disclose the interest rate you expect to earn on the trust proceeds. If you have no expectation regarding the interest to be earned, please revise to discuss the basis for the belief that such interest would be enough to fund your search and business combination.

Proposed Business, page 27

5. We note your response to comment 10 of our letter dated April
13,
2006. In the beginning of this section and the prospectus summary, you disclose that you will be limited to considering consumer or industrial products companies. However, on page 29, you include one sentence that indicates you could also acquire a company that provides services. Please revise to elaborate on this aspect of your search as you have with the products sectors. Additionally, revise to explain how you will utilize your "competitive strengths" when considering service companies. Do your officers have experience with service companies?

6. We note the disclosure in the first full paragraph on page 30.
Please revise to explain the disclosure that you may not acquire a company "with the investment profile discussed above."
Specifically,
clarify the reference to investment profile.

Purchase Option, page 56

7. We note your disclosure on page 57 concerning the use of a "basket of representative companies within the consumer and industrial products sectors" in connection with determining volatility for purposes of applying the Black-Scholes model in valuing the purchase option. It would appear that such "basket of representative companies" would also serve the purpose of better identifying the types of companies and the financial and operating characteristics that the company will be seeking to enter into a business combination transaction with. Please add disclosure in all appropriate places in the registration statement to identify the companies that constitute this representative basket, and disclose the common characteristics and features of such companies (e.g., revenues, operating income, total assets, EBITDA, net income, etc.),on an average and/or range basis. We may have further comment.

Financial Statements, page F-1

Note 2 - Proposed Public Offering: Value of Unit Purchase Option, page F-8

8. We note your response to prior comment 13 of our letter dated April 13, 2006. Please clarify whether the estimated volatility of
18.5% was calculated based on the historical volatilities of similar public entities as discussed in paragraph A22 of FAS 123(R), or represents the use of an index as discussed in paragraphs 23 and A45-
A48 of FAS 123(R). Tell us whether the sum of the stock prices of the representative companies was used to create an index to calculate volatility. If this is the case, please explain your basis for the use of a calculated index in your fair value measurement, rather than basing expectations about future volatility on the average volatilities of the representative companies. Note guidance in paragraph A22 of FAS 123(R).

9. Tell us how you determined that the weekly average stock price should be used, rather than daily historical volatility as specified by FAS 123(R). Alternatively, revise your disclosure based on the daily historical volatility for the representative companies. If you believe that the calculated volatility and the resulting value of the
UPO would not be materially different using weekly average stock prices, provide us with information supporting this conclusion and revise your disclosures accordingly.

Note 6 - Subsequent Events, page F-10

10. We note that certain disclosures are labeled as unaudited. Since the referenced disclosures appear to be material to investors, please discuss with your auditor and tell us why these disclosures cannot be audited. Alternatively, revise the financial statements to eliminate any reference to the disclosures being unaudited. We may have additional comments after reviewing your response.

Exhibits

11. In paragraph 6.2 of the Underwriting agreement, we note that if a default of over 10% of the "Firm Units" occur, and neither party is able to find a suitable purchaser to cover the default amount that this agreement "may be terminated." Please advise how language that states the offering "may be terminated" ensures that this offering will not proceed if more than 10% of the units are defaulted. If an amount greater than 10% of the units were defaulted and neither the issuer nor the underwriters elect to terminate the offering (since they "may"), please advise as to the consequence.

12. Please file an executed copy of exhibit 3.3

13. Please have counsel revise the legality opinion to cover all securities that may be sold pursuant to this registration statement.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Andrew Myers
	Fax #  (617) 523-6215
Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
April 20, 2006
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